UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

TIG Finco Limited

(Issuer)

TIG Midco Limited

Berkeley Alexander Limited

Broker Network Holdings Limited

Capital & County Insurance Brokers Limited

CCV Risk Solutions Limited

Countrywide Insurance Management Limited

Cox Lee & Co Limited

Crawford Davis Insurance Consultants Limited

Cullum Capital Ventures Limited

Eclipse Park Acquisitions Limited

Four Counties Finance Limited

Fusion Insurance Holdings Limited

Fusion Insurance Services Limited

HLI (UK) Limited

Just Insurance Brokers Limited

Managing Agents Reference Assistance Services Limited

Moffatt & Co Limited

Oyster Risk Solutions Limited

Paymentshield Group Holdings Limited

Paymentshield Holdings Limited

Paymentshield Limited

Portishead Insurance Management Limited

Protectagroup Acquisitions Limited

Protectagroup Holdings Limited

Protectagroup Limited

Richard V Wallis & Co Limited

Roundcroft Limited

T F Bell Holdings Limited

T L Risk Solutions Limited

The Broker Network Limited

The T F Bell Group Limited

Three Counties Insurance Brokers Limited

Towergate Insurance Limited

Towergate London Market Limited

Towergate Risk Solutions Limited

Towergate Underwriting Group Limited

Townfrost Limited

(Guarantors)

(Name of Applicants)

c/o TIG Finco Limited

45 Ludgate Hill

London, United Kingdom EC4M 7JU
(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

Title of Class	Amount
8.5% Fixed Rate Senior Secured Notes due 2020	£375,000,000

Approximate date of proposed public offering:
Upon the effectiveness of the Issuer’s planned schemes of arrangement,

presently anticipated to be on or about April 2, 2015

Name and address of agent for service:

Corporation Service Company

1180 Avenue of the Americas

Suite 2101

New York, NY 10036-8401

With a copy to:

Scott Egan TIG Finco Limited 45 Ludgate Hill London, United Kingdom EC4M 7JU +44-20-3597-2940	R. Christian Beatty, Esq. Sullivan & Cromwell LLP 1 New Fetter Lane London, United Kingdom EC4A 1AN +44-20-7959-8900

TIG Finco Limited (the “Issuer”), TIG Midco Limited (“MidCo”), as a limited guarantor, and each of the other guarantors listed on the cover page hereof (collectively, the “Guarantors”) and, together with the Issuer (the “Obligors”) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification or (ii) such earlier date as the United States Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Issuer. Each of the Guarantors other than MidCo will become parties to the Indenture pursuant to a supplemental indenture to be filed subsequent to the effective date of the Reorganisation (as defined below).

Due to size constraints, this filing is being made in seven related submissions. This T-3/A submission is the seventh of the seven related submissions. The accession numbers of the previous related submissions are as follows: 0000930413-15-001056, 0000930413-15-001061, 0000930413-15-001064, 0000930413-15-001069, 0000930413-15-001071, 0000930413-15-001073

General

1.	General Information

(a) Form of organization: The Issuer is a private1 limited company. The Guarantors are also private limited companies.

(b) State or other sovereign power under the laws of which organized: The Issuer is organized under the laws of England and Wales. MidCo, a private limited company, is organized under the laws of the Bailiwick of Jersey. The other Guarantors: Berkeley Alexander Limited, Broker Network Holdings Limited, Capital & County Insurance Brokers Limited, CCV Risk Solutions Limited, Countrywide Insurance Management Limited, Cox Lee & Co Limited, Crawford Davis Insurance Consultants Limited, Cullum Capital Ventures Limited, Eclipse Park Acquisitions Limited, Four Counties Finance Limited, Fusion Insurance Holdings Limited, Fusion Insurance Services Limited, HLI (UK) Limited, Just Insurance Brokers Limited, Managing Agents Reference Assistance Services Limited, Moffatt & Co Limited, Oyster Risk Solutions Limited, Paymentshield Group Holdings Limited, Paymentshield Holdings Limited, Paymentshield Limited, Portishead Insurance Management Limited, Protectagroup Acquisitions Limited, Protectagroup Holdings Limited, Protectagroup Limited, Richard V Wallis & Co Limited, Roundcroft Limited, T F Bell Holdings Limited, T L Risk Solutions Limited, The Broker Network Limited, The T F Bell Group Limited, Three Counties Insurance Brokers Limited, Towergate Insurance Limited, Towergate London Market Limited, Towergate Risk Solutions Limited, Towergate Underwriting Group Limited and Townfrost Limited, are organized under the laws of England and Wales.

2.	Securities Act Exemption Available

The Section 3(a)(10) Exemption

Registration of the £375,000,000 8.5% fixed rate senior secured notes due 2020 (the “New Senior Notes”) under the United States Securities Act of 1933, as amended (the “Securities Act”), is not required by reason of Section 3(a)(10) of the Securities Act (“Section 3(a)(10)”). Section 3(a)(10) provides an exemption from the registration provisions of the Securities Act for:

“any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court…”

If issued, the New Senior Notes will be issued in connection with the reorganisation (the “Reorganisation”) of the corporate group of Towergate Finance plc (“TG Finance” and, together with its subsidiaries and affiliates including the Issuer following the Reorganisation, the “Group”) under creditor schemes of arrangement (each, a “Scheme of Arrangement”) pursuant to Part 26 of the Companies Act 2006 (United Kingdom), as amended (the “Companies Act”). In accordance with the Companies Act, each Scheme of Arrangement requires (i) approval of the relevant scheme by a majority in number and three-fourths in value of the relevant class of creditors entitled to vote in one or more meetings of the relevant classes of creditors; (ii) sanctioning of the scheme that has been approved by the requisite majority of the relevant classes of creditors by the High Court of Justice in England and Wales (the “Court”) following a hearing (the “Sanctioning Hearing”); and (iii) filing of the relevant court order for registration. The Reorganisation will not take effect unless, among other things, the Court sanctions the Schemes of Arrangement. If so approved, the issuance of the New Senior Notes in the Reorganisation will be exempt from the registration requirements of Section 5 of the Securities Act under Section 3(a)(10).

1 TIG Finco Limited is presently registered as a private limited company but will be re-registered as a public limited company as part of the Reorganisation.

Background to the Reorganisation

The Group is an insurance intermediary group distributing general insurance products in the United Kingdom. At present, Advent Tower (Luxembourg) SARL owns directly or indirectly 68.42% of the voting share capital of the Group’s ultimate parent company, Towergate Partnershipco Limited. The remainder of the voting share capital of Towergate Partnershipco Limited is held by a combination of existing and former management. TG Finance is a 100% indirect subsidiary of Towergate Partnershipco Limited.

TG Finance is currently the parent company of Towergate Insurance Limited (“TG Insurance”), which is an operating company of the Group. TG Finance has senior secured liabilities in the form of £233,980,000 8.5% fixed rate senior secured notes due 2018, £396,000,000 floating rate senior secured notes due 2018 and a £85,000,000 revolving credit facility (together the “Existing Senior Secured Debt”), as well as senior unsecured notes in the form of £304,593,000 10.5% senior unsecured notes due 2019 (the “Existing Unsecured Notes”).

The Group’s trading performance since mid-2014, coupled with the significant risk that it may have material liabilities under certain ongoing regulatory investigations into historic business practices, has resulted in the Group facing financial difficulties particularly in the context of its debt service obligations. As a result, TG Finance has, since November 2014, been in dialogue with its creditors and other stakeholders with a view to restructuring its capital structure and financial obligations. As a result of these restructuring discussions, TG Finance has commenced the implementation of the Reorganisation through the Schemes of Arrangement.

Under the terms of the Reorganisation and as described in the scheme documents (the “Scheme Document”) relating to the Schemes of Arrangement of the creditors for the Existing Senior Secured Debt (the “Secured Creditors”) included as Exhibit T3E herein, the Reorganisation will take the form of either the Composite Restructuring (as defined in the Scheme Document), which also involves the creditors of the Existing Unsecured Notes (the “Unsecured Creditors”) or the Senior Secured Restructuring (as defined in the Scheme Document). Under this “dual-track” structure, if certain milestones are met, the Composite Restructuring (as described below) will be consummated and the New Senior Notes will not be issued. If these milestones are not met, the Senior Secured Restructuring (as described below) will be consummated and the New Senior Notes will be issued. The Issuer has also filed an Application for Qualification of Indentures under the Trust Indenture Act of 1939 on Form T-3 in respect of the debt securities to be issued in the Composite Restructuring. The Issuer will withdraw the Application for Qualification of Indentures under the Trust Indenture Act of 1939 on Form T-3 related to the securities that will not ultimately be issued in the Reorganisation.

The Issuer was formed in order to implement either the Composite Restructuring or the Senior Secured Restructuring. The Issuer is a wholly-owned direct subsidiary of MidCo, which is in turn a wholly-owned direct subsidiary of TIG Topco Limited (“TopCo”), a private company incorporated in the Bailiwick of Jersey. Following the necessary votes of the relevant classes of creditors of the Group and the sanctioning of the Schemes of Arrangement by the Court, TG Finance will enter into administration and (acting by its administrators) will procure the transfer of the share capital of TG Insurance to the Issuer.

(a)	The Composite Restructuring

Under the terms of the Schemes of Arrangement, if the Schemes of Arrangements are approved by the relevant classes of creditors and sanctioned by the Court and the conditions precedent to the Composite Restructuring described in the Scheme Document are satisfied or waived then, pursuant to the Composite Restructuring:

(1)	each Secured Creditor will receive its pro rata share of: (i) payment of an aggregate cash amount of £250,000,000, (ii) the £425,000,000 8.75% fixed rate senior secured notes due 2020 issued by the Issuer, (iii) shares representing an aggregate 16.67% of the post restructuring share capital of TopCo and (iv) payment of an aggregate cash amount equal to any accrued interest in excess of £20,020,000 as at the date of completion of the Composite Restructuring;

(2)	each Secured Creditor will also have the right to subscribe for its pro rata share of (i) the £75,000,000 floating rate super senior secured notes due 2020 (the “Super Senior Notes”) issued by the Issuer and (ii) shares representing an aggregate of approximately 2.69% of the post-restructuring share capital of TopCo, in each case to be issued in reliance on Regulation D and Regulation S under the Securities Act; and

(3)	each Unsecured Creditor will have the right to subscribe directly and indirectly for its pro rata share of shares in TopCo representing 80.65% of the post-restructuring share capital of TopCo.
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(b)	The Senior Secured Restructuring

Under the terms of the Schemes of Arrangement, if the Schemes of Arrangement are approved by the requisite majority of the Secured Creditors and sanctioned by the Court, and the conditions for the Composite Restructuring are not satisfied or waived, the Senior Secured Restructuring will be implemented instead of the Composite Restructuring. Pursuant to the Senior Secured Restructuring:

(1)	each Secured Creditor will receive its pro rata share of (i) the New Senior Notes, (ii) the £150,000,000 12.0% fixed rate subordinated payment-in-kind notes due 2025 (the “PIK Notes”) issued by MidCo and (iii) 100% of the post restructuring share capital of TopCo; and

(2)	each Secured Creditor will also have the right to subscribe for its pro rata share of the £75,000,000 floating rate super senior secured notes due 2020 (the “Super Senior Notes”) to be issued by the Issuer in reliance on Regulation D and Regulation S under the Securities Act.

Under both the Composite Restructuring and the Senior Secured Restructuring, TG Insurance will become a direct subsidiary of the Issuer and all of its current subsidiaries will become indirect subsidiaries of the Issuer.

The issuance of the New Senior Notes as part of the Senior Secured Restructuring will satisfy the required elements of the Section 3(a)(10) exemption, which are:

(i)	The securities must be issued in exchange for securities, claims, or property interests.

As described above and within the Scheme Document, if the Senior Secured Restructuring is consummated, the New Senior Notes (along with other consideration) will be issued in exchange for the Existing Senior Secured Debt.

(ii)	A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

The Commission’s Division of Corporation Finance: Staff Legal Bulletin No. 3A sets forth the view of the Commission that the term “court” in Section 3(a)(10) includes a foreign court. In addition, the Staff of the Commission has recognized the Court acting under the Companies Act as a court qualified to approve the fairness of an exchange pursuant to Section 3(a)(10). See, e.g., Xyratex Group Limited No-Action Letter (available May 29, 2002); Global Telesystems No-Action Letter (available June 14, 2001).

Measures will be taken to provide relevant information and timely notice to the Secured Creditors (as defined in the Scheme Document), including circulation of the Scheme Document. In advance of the Sanctioning Hearing, the parties will vote on whether to approve the Schemes of Arrangement. After approval of the Schemes of Arrangement by the required majorities of Secured Creditors, the Court will hold the Sanctioning Hearing to approve the Schemes of Arrangement.

(iii)	The reviewing court or authorized governmental entity must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued and be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

The Court will determine the fairness of the terms and conditions of the Reorganisation and be advised in advance of the Sanctioning Hearing that its ruling will be the basis for claiming an exemption from registration under Section 3(a)(10).

(iv)	The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

Pursuant to Part 26 of the Companies Act, the Court is required to hold a Sanctioning Hearing in order to approve the fairness of the terms and conditions of the Schemes of Arrangement under the Reorganisation.

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(v)	A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

The Court is expressly authorized to hold the Sanctioning Hearing by Part 26 of the Companies Act.

(vi)	The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

All Secured Creditors will be entitled to appear at the Sanctioning Hearing and dissenting Secured Creditors will have an opportunity to voice their objections.

(vii)	Adequate notice must be given to everyone to whom securities would be issued in the proposed exchange.

Pertinent information, as provided in the Scheme Document, will be provided to relevant Secured Creditors in such a manner as to ensure that such parties receive timely and effective notice.

(viii)	There cannot be any improper impediments to the appearance at the hearing by those persons.

There will be no impediments to the appearance of any Secured Creditors at the Sanctioning Hearing.

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Affiliations

3.	Affiliates

In addition to the Issuer, MidCo and TopCo, a diagram of subsidiary undertakings and associate companies of the Group, prior to the Reorganisation, is included as Exhibit T3H herein. All entities are wholly owned by their respective parent unless otherwise indicated on the chart.

In addition to the ownership structure disclosed in Exhibit T3H, prior to the Reorganisation, Advent Tower (Luxembourg) SARL holds 68.42% of the voting rights in the holding structure and Mr. Peter Cullum holds 19.11% of the voting rights.

Following the consummation of the Reorganisation, under both the Composite Restructuring and the Senior Secured Restructuring, TG Insurance will become a direct subsidiary of the Issuer and all its current subsidiaries will become indirect subsidiaries of the Issuer.

TopCo is a direct parent of MidCo. Following the consummation of the Reorganisation, the Issuer will become a direct subsidiary of MidCo. The list of all subsidiary undertakings and associate companies of the Issuer will thus also include MidCo and TopCo. A diagram showing the holding company structure of the Group after the Senior Secured Restructuring is included below.

Certain directors and executive officers of the Issuer and the Guarantors may also be deemed to be “affiliates” of the Issuer by virtue of their positions with the Issuer. See Item 4, “Directors and Executive Officers.”

FOLLOWING THE REORGANIZATION

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Management and Control

4.	Directors and Executive Officers

The Issuer

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

MidCo

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

Berkeley Alexander Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Geoffrey Hall	Director
6

Broker Network Holdings Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Teresa Robson-Capps	Director
Andrew Homer	Director

Capital & County Insurance Brokers Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

CCV Risk Solutions Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

Countrywide Insurance Management Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director
7

Cox Lee & Co Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

Crawford Davis Insurance Consultants Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

Cullum Capital Ventures Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Peter Cullum	Director
Alastair Lyons	Director

Eclipse Park Acquisitions Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director
8

Four Counties Finance Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

Fusion Insurance Holdings Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

Fusion Insurance Services Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

HLI (UK) Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director
9

Just Insurance Brokers Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

Managing Agents Reference Assistance Services Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

Moffatt & Co Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

Oyster Risk Solutions Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Ken Donaldson	Director
10

Paymentshield Group Holdings Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Peter Cullum	Director
Teresa Robson-Capps	Director

Paymentshield Holdings Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

Paymentshield Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

Portishead Insurance Management Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director
11

Protectagroup Acquisitions Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

Protectagroup Holdings Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

Protectagroup Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

Richard V Wallis & Co Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director
12

Roundcroft Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

T F Bell Holdings Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

T L Risk Solutions Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

The Broker Network Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Scott Egan	Director
Alastair Lyons	Director

The T F Bell Group Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

13

Three Counties Insurance Brokers Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

Towergate Insurance Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

Towergate London Market Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

Towergate Risk Solutions Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director
14

Towergate Underwriting Group Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Peter Cullum	Director
Andrew Homer	Director

Townfrost Limited

The following table lists the names of all directors and executive officers as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

5.	Principal Owners of Voting Securities

As of March 2, 2015, the Issuer furnishes the following information about each person owning 10% or more of its voting securities:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	% of Voting Securities Owned
TIG Midco Limited 47 Esplanade St Helier, Jersey JE1 0BD	Ordinary Shares	100%	100%
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Underwriters

6.	Underwriters

(a) Credit Suisse Securities (Europe) Limited (One Cabot Square, London E14 4QJ, United Kingdom), Goldman Sachs International (Peterborough Court, 113 Fleet Street, London EC4A 2BB, United Kingdom), Lloyds TSB Bank plc (10 Gresham Street, London EC2V 7AE, United Kingdom), Citigroup Global Markets Limited (Citigroup Centre, Canary Wharf, London E14 5LB, United Kingdom), J.P. Morgan Securities plc (25 Bank Street, Canary Wharf, London E14 5JP, United Kingdom) and Morgan Stanley & Co. International plc (20 Bank Street, Canary Wharf, London E14 4AD, United Kingdom) were the initial purchasers of the £396,000,000 floating rate senior secured notes due 2018 (the “2018 Notes”), which were issued by TG Insurance in a transaction exempt from the registration requirements of the Securities Act.

(b) There are no underwriters for the New Senior Notes proposed to be offered.

Capital Securities

7.	Capitalization

(a) Except as set forth below, the authorized and outstanding capital stock and debt securities of the Issuer and Guarantors as of the date hereof and to be outstanding as of the issue date of the New Notes will be as follows:

(i)	Equity Securities[1]:

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares of TIG Finco Limited	N/A	100 Shares

Ordinary Shares of £0.01 in TIG Midco Limited	1,000,000 Shares	1,000,000 Shares

Ordinary Shares of £1 each in Berkeley Alexander Limited	N/A	100

Ordinary Shares of £0.02 each in Broker Network Holdings Limited	N/A	15,704,224

Ordinary Shares of £1 each in Capital & County Insurance Brokers Limited	N/A	200,000

‘B’ Ordinary Shares of £1 each in Capital & County Insurance Brokers Limited	N/A	16,802

Ordinary Shares of £1 each in CCV Risk Solutions Limited	N/A	100,569,436

Ordinary Shares of £1 each in Countrywide Insurance Management Limited	N/A	351,125

Ordinary Shares of £1 each in Cox Lee & Co Limited	N/A	938,487

Ordinary Shares of £1 each in Crawford Davis Insurance Consultants Limited	200,100	200,100

Ordinary Shares of £1 each in Cullum Capital Ventures Limited	1,147,500	1,025,312
[1]	To be updated by pre-effective amendment to reflect the outstanding share capital as of a date within 31 days of the effective date of this Application.
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Ordinary Shares of £1 each in Eclipse Park Acquisitions Limited	N/A	100

Ordinary Shares of £1 each in Four Counties Finance Limited	1,000,000	2

‘A’ Ordinary Shares of £0.01 each in Fusion Insurance Holdings Limited	N/A	36,333

‘B’ Ordinary Shares of £0.01 each in Fusion Insurance Holdings Limited	N/A	4,037

Ordinary Shares of £0.10 each in Fusion Insurance Services Limited	N/A	52,370

Ordinary Shares of £1 each in HLI (UK) Limited	1,318,500	772,919

Ordinary Shares of £1 each in Just Insurance Brokers Limited	N/A	1,036,850

‘A’ Ordinary Shares of £1 each in Managing Agents Reference Assistance Services Limited	N/A	18,105

‘B’ Ordinary Shares of £1 each in Managing Agents Reference Assistance Services Limited	N/A	3,195

Ordinary Shares of £1 each in Moffatt & Co Limited	N/A	633,000

Ordinary Shares of £1 each in Oyster Risk Solutions Limited	300,000	240,000

Ordinary Shares of £1 each in Paymentshield Group Holdings Limited	N/A	99,327,814

Ordinary Shares of £0.10 each in Paymentshield Holdings Limited	N/A	50,000

‘A’ Ordinary Shares of £0.10 each in Paymentshield Holdings Limited	N/A	120,000

‘C’ Ordinary Shares of £0.10 each in Paymentshield Holdings Limited	N/A	50,000

‘D’ Ordinary Shares of £0.10 each in Paymentshield Holdings Limited	N/A	25,000

Ordinary Shares of £1 each in Paymentshield Limited	1000	1000

‘A’ Ordinary Shares of £1 each in Portishead Insurance Management Limited	101,000	101,000

‘B’ Ordinary Shares of £1 each in Portishead Insurance Management Limited	99,000	99,000

‘C’ Ordinary Shares of £1 each in Portishead Insurance Management Limited	1	0

‘A’ Ordinary Shares of £1 each in Protectagroup Acquisitions Limited	N/A	934
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‘B’ Ordinary Shares of £1 each in Protectagroup Acquisitions Limited	N/A	66

Ordinary Shares of £1 each in Protectagroup Holdings Limited	1,000,000	500,002

Ordinary Shares of £1 each in Protectagroup Limited	50,300,000	8,804,710

Ordinary Shares of £1 each in Richard V Wallis & Co Limited	N/A	128,000

Ordinary Shares of £1 each in Roundcroft Limited	N/A	416,000

‘A’ and ‘B’ Ordinary Shares of £0.10 each in T F Bell Holdings Limited	10,961,110	10,961,110

‘A’ Ordinary Shares of £1 each in The Broker Network Limited	153,000	79,000

‘B’ Ordinary Shares of £1 each in The Broker Network Limited	153,000	58,700

‘C’ Ordinary Shares of £1 each in The Broker Network Limited	153,000	72,701

Non-Voting Ordinary Shares of £1 each in The Broker Network Limited	100,000	16,023

Ordinary Shares of £0.10 each in The T F Bell Group Limited	N/A	100,000

Ordinary Shares of £1 each in Three Counties Insurance Brokers Limited	N/A	115,669

Ordinary Shares of £1 each in TL Risk Solutions Limited	N/A	750,000

Ordinary Shares of £1 each in Towergate Insurance Limited	N/A	1,407,307,331

Ordinary Shares of £1 each in Towergate London Market Limited	N/A	3,500,000

Ordinary Shares of £1 each in Towergate Risk Solutions Limited	N/A	1

Ordinary Shares of £1 each in Towergate Underwriting Group Limited	650,000,000	503,260,510

Ordinary Shares of £0.01 each in Townfrost Limited	N/A	100,000

(ii)	Debt Securities:

Following consummation of the Senior Secured Restructuring, the debt securities listed below will be issued.

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Title of Class	Amount Authorized	Amount Outstanding
New Senior Notes, issued by the Issuer	£375 million	£375 million

Super Senior Notes, issued by the Issuer	£75 million	£75 million

PIK Notes, issued by MidCo	£150 million	£150 million

As of the date hereof, the Issuer and MidCo had no indebtedness outstanding. Prior to the effective date of the Senior Secured Restructuring, TG Insurance had outstanding indebtedness guaranteed by the Guarantors other than MidCo of (i) £233,980,000 8.5% senior secured notes due 2018, (ii) the 2018 Notes, (iii) £304,593,000 10.5% senior unsecured notes due 2019 and (iv) £85,000,000 under a revolving credit facility with Lloyds Bank plc as security agent. Upon the effective date of the Reorganisation the outstanding indebtedness of the Group will be exchanged for scheme consideration and cancelled under the Composite Restructuring or the Senior Secured Restructuring, as applicable.

(b) Holders of the Issuer’s Ordinary Shares are entitled to one vote per share.

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Indenture Securities

8.	Analysis of Indenture Provisions

The New Senior Notes will be subject to an Indenture between the Issuer and the Bank of New York Mellon, London Branch relating to the £375,000,000 8.5% Fixed Rate Senior Secured Notes due 2020 (the “Indenture”) filed as Exhibit T3C hereto. The following is a general description of certain provisions of the Indenture, qualified in its entirety by reference to Exhibit T3C. All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the Indenture.

(A)	Events of Default

(a) An “Event of Default” means any of the following events:

(i)	a default for 30 days in the payment when due of any interest or any Additional Amounts on any New Senior Note;

(ii)	default in the payment of the principal of or premium, if any, on any New Senior Note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise);

(iii)	failure to comply with the provisions of Article Five (Successor Company) of the Indenture;

(iv)	failure to make or consummate an Excess Proceeds Offer in accordance with the provisions of Section 4.09 (Limitation on Sale of Certain Assets) of the Indenture;

(v)	failure to make or consummate a Change of Control Offer in accordance with the provisions of Section 4.11 (Purchase of Notes Upon a Change of Control) of the Indenture;

(vi)	failure to comply with any covenant or agreement of the Issuer or of any Restricted Subsidiary that is contained in the Indenture or any Guarantees (other than specified in clause (i), (ii), (iii), (iv) or (v) above), and such failure continues for a period of 30 days or more after the written notice specified in paragraph (b) below;

(vii)	default under the terms of any instrument evidencing or securing the Debt of the Issuer or any Restricted Subsidiary having an outstanding principal amount in excess of £20.0 million individually or in the aggregate, if that default: (x) results in the acceleration of the payment of such Debt or (y) is caused by the failure to pay any amount owed on such Debt after giving effect to the expiration of any applicable grace periods and other than by regularly scheduled required prepayment, and such failure to make a payment has not been waived and the total amount of such Debt unpaid or accelerated exceeds £20.0 million or its equivalent at the time;

(viii)	any Guarantee of a Significant Subsidiary ceases to be, or shall be asserted in writing by any Guarantor, or any Person acting on behalf of any Guarantor, not to be in full force and effect or enforceable in accordance with its terms (other than as provided for in the Indenture, any Guarantee or the Intercreditor Agreement);

(ix)	(i) the Security Interests purported to be created under any Security Document will, at any time, cease to be in full force and effect and constitute a valid and perfected Lien with the priority required by the applicable Security Document, the Intercreditor Agreement, any additional intercreditor agreement and the Indenture for any reason other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture or in accordance with the terms of the Intercreditor Agreement with respect to Collateral having a Fair Market Value in excess of £5.0 million or (ii) any Security Interest purported to be created under any Security Document is declared invalid or unenforceable or the Issuer or any Guarantor granting Collateral the subject of any such Security Interest asserts, in any pleading in any court of competent jurisdiction, that any such Security Interest with respect to Collateral having a Fair Market Value in excess of £5.0 million is invalid or unenforceable and (but only in the event that such
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failure to be in full force and effect or such assertion is capable of being cured without imposing any new hardening period, in equity or at law, that such Security Interest was not otherwise subject immediately prior to such failure or assertion) such failure to be in full force and effect or such assertion has continued uncured for a period of 30 days;

(x)	one or more final judgments, orders or decrees (not subject to appeal and not covered by insurance) shall be rendered against the Issuer or any Material Subsidiary, either individually or in an aggregate amount, in excess of £20.0 million, and either a creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or there shall have been a period of 60 consecutive days or more during which a stay of enforcement of such judgment, order or decree was not (by reason of pending appeal or otherwise) in effect;

(xi)	the entry by a court of competent jurisdiction of (A) a decree or order for relief in respect of the Issuer or any Material Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or (B) a decree or order adjudging the Issuer or any Material Subsidiary bankrupt or insolvent, or seeking reorganisation, arrangement, adjustment or composition of or in respect of the Issuer or any Material Subsidiary under any applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or any Material Subsidiary or of any substantial part of their respective properties or ordering the winding up or liquidation of their affairs, and any such decree, order or appointment pursuant to any Bankruptcy Law for relief shall continue to be in effect, or any such other decree, appointment or order shall be unstayed and in effect, for a period of 100 consecutive days; or

(xii)	(A) the Issuer or any Material Subsidiary (x) commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent or (y) consents to the filing of a petition, application, answer or consent seeking reorganisation or relief under any applicable Bankruptcy Law, (B) the Issuer or any Material Subsidiary consents to the entry of a decree or an order for relief in respect of the Issuer or such Material Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or (C) the Issuer or any Material Subsidiary (x) consents to the appointment of, or taking possession by, a custodian, receiver, liquidator, administrator, supervisor, assignee, trustee, sequestrator or similar official of the Issuer or such Material Subsidiary or of any substantial part of their respective properties, (y) makes an assignment for the benefit of creditors or (z) admits in writing its inability to pay its debts generally as they become due.

(b) If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each Holder notice of the Default or Event of Default within 15 Business Days after it is known by registered or certified mail or facsimile transmission, if it has received an Officer’s Certificate as to such Default or Event of Default, the Officer’s Certificate specifying such event, notice or other action, its status and what action the Issuer is taking or proposes to take with respect thereto. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, Additional Amounts or interest on any New Senior Notes, the Trustee may withhold the notice to the Holders of such New Senior Notes if a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the Holders. The Trustee shall not be deemed to have knowledge of a Default unless a Trust Officer has actual knowledge of such Default or written notice of such Default has been received by the Trustee. The Issuer shall also notify the Trustee within 15 Business Days of the occurrence of any Default or Event of Default stating what action, if any, it is taking with respect to that Default or Event of Default.

(B)	Authentication and Delivery of the Indenture Securities and Application of Proceeds

Authentication

An authorized member of the Issuer’s Board of Directors or an executive officer of the Issuer shall sign the New Senior Notes on behalf of the Issuer by manual or facsimile signature.

If an authorized member of the Issuer’s Board of Directors or an executive officer of the Issuer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

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A Note shall not be valid or obligatory for any purpose until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

Upon receipt of an Issuer Order, the Issuer shall execute and the Trustee shall (whether itself or via the authenticating agent) authenticate (a) Original Notes, on the date hereof, for original issue up to an aggregate principal amount of £375,000,000 and (b) Additional Notes, from time to time, subject to compliance at the time of issuance of such Additional Notes with the provisions of Section 4.06 (Limitation on Debt) of the Indenture. Any issue of Additional Notes that is to utilize the same ISIN number as a Note already issued hereunder shall be effected in a manner and under circumstances whereby the issue of Additional Notes is treated as a “qualified reopening” (within the meaning of US Treas. Reg. §1.1275-2(k)(3), or any successor provision, all as in effect at the time of the further issue) of the issue of New Senior Notes having the shared ISIN number, as the case may be.

The Trustee may appoint an authenticating agent reasonably acceptable to the Issuer to authenticate the New Senior Notes. Unless limited by the terms of such appointment, any such authenticating agent may authenticate New Senior Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by any such agent. An authenticating agent has the same rights as any Registrar, co-Registrar, Transfer Agent or Paying Agent to deal with the Issuer or an Affiliate of the Issuer.

The Trustee shall have the right to decline to authenticate and deliver any New Senior Notes under Section 2.02 (Execution and Authentication) if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith shall determine that such action would expose the Trustee to personal liability to existing Holders.

Delivery

The New Senior Notes will initially be delivered through the book-entry facilities of Clearstream Banking, société anonyme, and Euroclear SA/NV. In certain limited circumstances, New Senior Notes may also be executed and delivered in definitive form.

Application of Proceeds

The Indenture does not regulate the application of the proceeds of the issuance of the New Senior Notes. The New Senior Notes will be issued in connection with the Reorganisation and there will be no cash proceed to the Issuer in connection with such issuance.

(C)	Release or Release and Substitution of Property Subject to Lien

(a) Upon (i) confirmation in writing from the Trustee of the full and final payment and performance of all obligations under the Indenture and the New Senior Notes; (ii) confirmation in writing from the Trustee of the surrender of all outstanding New Senior Notes issued under the Indenture to the Trustee for cancellation; (iii) the release of the Collateral in accordance with the terms of the Indenture and the terms of the Intercreditor Agreement, the RSA Intercreditor Agreement, any additional intercreditor agreement and the Security Documents (which terms, in the event of an inconsistency with the terms of the Indenture, will prevail); or (iv) any other release of the Collateral as security for obligations of the Issuer or a Guarantor under the Indenture, the Security Agent shall disclaim and give up any and all rights it has in or to the Collateral, and any rights it has under the Security Documents, and shall no longer be deemed to hold the Lien in the Collateral for the benefit of the Holders.

(b) Liens granted by a Guarantor (and the Liens, if any, over the Capital Stock of such Guarantor) will be automatically and unconditionally released (and, upon request of the Issuer or any Guarantor, the Security Agent shall (without notice to, or vote or consent of, any Holder but with notice to the Trustee) take such actions at the direction of the Issuer as shall be required to release such Liens):

(i)	upon any sale or disposition of (A) Capital Stock of a Guarantor following which such Guarantor is no longer a Restricted Subsidiary or (B) all or substantially all the properties and assets of a Guarantor to a Person that is not (either before or after giving effect to such transaction) the Issuer, a Restricted Subsidiary or any Affiliate of the Issuer and that complies with Section 4.09 (Limitation on Sale of Certain Assets) of the Indenture;
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(ii)	in connection with certain enforcement actions taken in accordance with the terms of the Intercreditor Agreement and the RSA Intercreditor Agreement and any additional intercreditor agreement;

(iii)	in the case of a Guarantor that is released from its Guarantee pursuant to the terms of the Indenture, the release of the property, assets and Capital Stock of such Guarantor;

(iv)	upon the designation of such Guarantor as an Unrestricted Subsidiary;

(v)	in the circumstances set forth in Article Five (Successor Company) of the Indenture;

(vi)	as described under the last paragraph of Section 4.07 (Limitation on Liens) of the Indenture; and

(vii)	in connection with any redress liability management exercise pursuant to clause (xiv) of the definition of Asset Sales of the Indenture or clause (q) of the definition of Permitted Investment of the Indenture.

(c) Upon request of the Issuer or any Guarantor, in connection with any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition of assets or property permitted by the Indenture (including, without limitation, Sections 4.09 (Limitation on Sale of Certain Assets), 4.11 (Purchase of Notes Upon a Change of Control) and 4.13 (Additional Guarantees) of the Indenture), the Security Agent shall (without notice to, or vote or consent of, any Holder but with notice to the Trustee) take such actions at the direction of the Issuer as shall be required (as more particularly described in paragraph (e) below) to release its Security Interest in any Collateral being disposed of in such disposition, to the extent necessary to permit consummation of such disposition in accordance with the Indenture and the Security Documents, and the Trustee shall receive full payment therefor from the Issuer for any costs incurred thereby.

(d) Any release of Collateral made in compliance with this section shall not be deemed to impair the Lien under the Security Documents or the Collateral thereunder in contravention of the provisions of the Indenture or the Security Documents.

(e) In the event that the Issuer or any Guarantor seeks to release Collateral, the Issuer or such Guarantor shall deliver an Officer’s Certificate (upon which the Trustee and Security Agent shall conclusively rely in connection with such release) to the Trustee and the Security Agent setting forth that the specified release complies with the terms of the Indenture. Upon receipt of the Officer’s Certificate and if so requested by the Issuer or such Guarantor, the Security Agent shall execute, deliver or acknowledge any reasonably necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted to be released pursuant to the Indenture.

(D)	Satisfaction and Discharge of Indenture

The Indenture (and all Liens on Collateral created pursuant to the Security Documents) shall be discharged and shall cease to be of further effect (except as to surviving rights under Section 2.06 (Transfer and Exchange) of the Indenture as to all New Senior Notes issued thereunder when:

(a) the Issuer has irrevocably deposited or caused to be deposited with the Trustee (or such other party as directed by the Trustee) as funds in trust for such purpose an amount in Sterling or U.K. Government Securities sufficient (in the opinion of an internationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee), without consideration of any reinvestment of any interest thereon, to pay and discharge the entire Debt on such New Senior Notes not theretofore delivered to the Trustee for cancellation, for principal, premium, if any, and accrued and unpaid interest and Additional Amounts, if any, to the date of such deposit (in the case of New Senior Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, and the Issuer shall have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of New Senior Notes at Maturity or on the Redemption Date, as the case may be, and either:

(i)	all New Senior Notes previously authenticated and delivered (other than lost, stolen or destroyed New Senior Notes that have been replaced or paid and New Senior Notes for whose payment money has
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theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, as provided in Section 8.07 (Acknowledgment of Discharge by Trustee) of the Indenture have been delivered to the Trustee for cancellation; or

(ii)	all New Senior Notes not theretofore delivered to the Trustee for cancellation (A) have become due and payable by reason of the mailing of a notice of redemption or otherwise or (B) will become due and payable at Stated Maturity within one year or (C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the Issuer’s name, and at the Issuer’s expense;

(b) the Issuer has paid or caused to be paid all sums payable by the Issuer under the Indenture; and

(c) the Issuer has delivered an Officer’s Certificate and an Opinion of Counsel to the Trustee each stating that: (x) all conditions precedent to satisfaction and discharge have been satisfied and (y) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture, the Security Documents or any other agreement or instrument to which the Issuer or any Subsidiary is a party or by which the Issuer or any Subsidiary is bound.

(E)	Evidence of Obligor Compliance with the Conditions and Covenants in the Indenture

(a) The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate that complies with Section 314(a)(4) of the Trust Indenture Act stating that in the course of the performance by the signer of its duties as an officer of the Issuer he would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period and if any specifying such Default, its status and what action the Issuer is taking or proposed to take with respect thereto. For these purposes, such compliance shall be determined without regard to any period of grace or requirement of notice under the Indenture.

(b) If the Issuer shall become aware that (i) any Default or Event of Default has occurred and is continuing or (ii) any Holder seeks to exercise any remedy hereunder with respect to a claimed Default under the Indenture or the New Senior Notes, the Issuer shall immediately deliver to the Trustee an Officer’s Certificate specifying such event, notice or other action (including any action the Issuer is taking or proposes to take in respect thereof).

9.	Other Obligors

Other than the Issuer and Guarantors, no other person is an Obligor with respect to the New Senior Notes.

Contents of Application for Qualification

This application for qualification comprises:

(a)	Pages numbered 1 to 35, consecutively.

(b)	The statement of eligibility and qualification of the trustee on Form T-1 (included as Exhibit T3G hereto).

(c)	The following Exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit No.	Description
Exhibit T3A.1	The Certificate of Incorporation of TIG Finco Limited
Exhibit T3A.2	The Certificate of Incorporation of TIG Midco Limited
Exhibit T3A.3	The Memorandum of Association of TIG Midco Limited as in effect on the date hereof
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Exhibit T3A.4	The Certificate of Incorporation of a Private Limited Company of Berkeley Alexander Limited
Exhibit T3A.5	The Certificate of Incorporation on Re-Registration of a Public Company as a Private Company of Broker Network Holdings Limited
Exhibit T3A.6	The Certificate of Incorporation of a Public Limited Company of Broker Network Holdings Limited
Exhibit T3A.7	The Certificate of Incorporation of a Private Limited Company of Capital & County Insurance Brokers Limited
Exhibit T3A.8	Certificate of Incorporation of a Private Limited Company of CCV Risk Solutions Limited Company
Exhibit T3A.9	Certificate of Incorporation of a Private Limited Company of Countrywide Insurance Management Limited**
Exhibit T3A.10	Certificate of Incorporation of a Private Limited Company of Cox Lee & Co Limited
Exhibit T3A.11	Certificate of Incorporation of a Private Limited Company of Crawford Davis Insurance Consultants Limited**
Exhibit T3A.12	Certificate of Incorporation of a Private Limited Company of Cullum Capital Ventures Limited**
Exhibit T3A.13	Memorandum of Association of Cullum Capital Ventures Limited
Exhibit T3A.14	Certificate of Incorporation of Eclipse Park Acquisitions Limited**
Exhibit T3A.15	Certificate of Incorporation of a Private Limited Company of Four Counties Finance Limited
Exhibit T3A.16	Memorandum of Association of Four Counties Finance Limited
Exhibit T3A.17	Certificate of Incorporation of a Private Limited Company of Fusion Insurance Holdings Limited**
Exhibit T3A.18	Certificate of Incorporation of a Private Limited Company of Fusion Insurance Services Limited**
Exhibit T3A.19	Certificate of Incorporation of a Private Limited Company of HLI (UK) Limited**
Exhibit T3A.20	Memorandum of Association of HLI (UK) Limited
Exhibit T3A.21	Certificate of Incorporation of a Private Limited Company of Just Insurance Brokers Limited
Exhibit T3A.22	Memorandum of Association of Just Insurance Brokers Limited
Exhibit T3A.23	Certificate of Incorporation of a Private Limited Company of Managing Agents Reference Assistance Services Limited**
Exhibit T3A.24	Memorandum of Association of Managing Agents Reference Assistance Services Limited
Exhibit T3A.25	Certificate of Incorporation of Moffatt & Co Limited**
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Exhibit T3A.26	Certificate of Incorporation of a Private Limited Company of Oyster Risk Solutions Limited**
Exhibit T3A.27	Memorandum of Association of Oyster Risk Solutions Limited
Exhibit T3A.28	Certificate of Incorporation of a Private Limited Company of Paymentshield Group Holdings Limited**
Exhibit T3A.29	Memorandum of Association of Paymentshield Group Holdings Limited
Exhibit T3A.30	Certificate of Incorporation of a Private Limited Company of Paymentshield Holdings Limited**
Exhibit T3A.31	Certificate of Incorporation of a Private Limited Company of Paymentshield Limited
Exhibit T3A.32	Memorandum of Association of Paymentshield Limited
Exhibit T3A.33	Certificate of Incorporation of a Private Limited Company of Portishead Insurance Management Limited**
Exhibit T3A.34	Memorandum of Association of Portishead Insurance Management Limited
Exhibit T3A.35	Certificate of Incorporation of a Private Limited Company of Protectagroup Acquisitions Limited**
Exhibit T3A.36	Certificate of Incorporation of a Private Limited Company of Protectagroup Holdings Limited**
Exhibit T3A.37	Memorandum of Association of Protectagroup Holdings Limited
Exhibit T3A.38	Certificate of Incorporation of a Private Limited Company of Protectagroup Limited**
Exhibit T3A.39	Memorandum of Association of Protectagroup Limited
Exhibit T3A.40	Certificate of Incorporation of Richard V Wallis & Co Limited**
Exhibit T3A.41	Certificate of Incorporation of a Private Limited Company of Roundcroft Limited
Exhibit T3A.42	Certificate of Incorporation of a Private Limited Company of T F Bell Holdings Limited**
Exhibit T3A.43	Memorandum of Association of T F Bell Holdings Limited
Exhibit T3A.44	Certificate of Incorporation of a Private Limited Company of The Broker Network Limited
Exhibit T3A.45	Memorandum of Association of The Broker Network Limited
Exhibit T3A.46	Certificate of Incorporation of a Private Limited Company of The T F Bell Group Limited**
Exhibit T3A.47	Certificate of Incorporation of Three Counties Insurance Brokers Limited**
Exhibit T3A.48	Memorandum of Association of Three Counties Insurance Brokers Limited
Exhibit T3A.49	Certificate of Incorporation of TL Risk Solutions Limited**
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Exhibit T3A.50	Memorandum of Association of TL Risk Solutions Limited
Exhibit T3A.51	Certificate of Incorporation of a Private Limited Company of Towergate Insurance Limited**
Exhibit T3A.52	Certificate of Incorporation of Towergate London Market Limited**
Exhibit T3A.53	Certificate of Incorporation of a Private Limited Company of Towergate Risk Solutions Limited
Exhibit T3A.54	Certificate of Incorporation of a Private Limited Company of Towergate Underwriting Group Limited**
Exhibit T3A.55	Memorandum of Association of Towergate Underwriting Group Limited
Exhibit T3A.56	Certificate of Incorporation of a Private Limited Company of Townfrost Limited
Exhibit T3A.57	Memorandum of Association of Townfrost Limited
Exhibit T3B.1	The Articles of Association of TIG Finco Limited[2]
Exhibit T3B.2	The Articles of Association of TIG Midco Limited
Exhibit T3B.3	The Articles of Association of Berkeley Alexander Limited
Exhibit T3B.4	The Articles of Association of Broker Network Holdings Limited
Exhibit T3B.5	The Articles of Association of Capital & County Insurance Brokers Limited
Exhibit T3B.6	The Articles of Association of CCV Risk Solutions Limited Company
Exhibit T3B.7	The Articles of Association of Countrywide Insurance Management Limited
Exhibit T3B.8	The Articles of Association of Cox Lee & Co Limited
Exhibit T3B.9	The Articles of Association of Crawford Davis Insurance Consultants Limited
Exhibit T3B.10	The Articles of Association of Cullum Capital Ventures Limited
Exhibit T3B.11	The Articles of Association of Eclipse Park Acquisitions Limited
Exhibit T3B.12	The Articles of Association of Four Counties Finance Limited
Exhibit T3B.13	The Articles of Association of Fusion Insurance Holdings Limited
Exhibit T3B.14	The Articles of Association of Fusion Insurance Services Limited
Exhibit T3B.15	The Articles of Association of HLI (UK) Limited
Exhibit T3B.16	The Articles of Association of Just Insurance Brokers Limited
Exhibit T3B.17	The Articles of Association of Managing Agents Reference Assistance Services Limited

2 The Issuer has adopted the United Kingdom Model Articles for Private Companies Limited by Shares attached as exhibit T3B.1 herein.

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Exhibit T3B.18	The Articles of Association of Moffatt & Co Limited
Exhibit T3B.19	The Articles of Association of Oyster Risk Solutions Limited
Exhibit T3B.20	The Articles of Association of Paymentshield Group Holdings Limited
Exhibit T3B.21	The Articles of Association of Paymentshield Holdings Limited
Exhibit T3B.22	The Articles of Association of Paymentshield Limited
Exhibit T3B.23	The Articles of Association of Portishead Insurance Management Limited
Exhibit T3B.24	The Articles of Association of Protectagroup Acquisitions Limited
Exhibit T3B.25	The Articles of Association of Protectagroup Holdings Limited
Exhibit T3B.26	The Articles of Association of Protectagroup Limited
Exhibit T3B.27	The Articles of Association of Richard V Wallis & Co Limited
Exhibit T3B.28	The Articles of Association of Roundcroft Limited
Exhibit T3B.29	The Articles of Association of T F Bell Holdings Limited
Exhibit T3B.30	The Articles of Association of The Broker Network Limited
Exhibit T3B.31	The Articles of Association of The T F Bell Group Limited
Exhibit T3B.32	The Articles of Association of Three Counties Insurance Brokers Limited
Exhibit T3B.33	The Articles of Association of TL Risk Solutions Limited
Exhibit T3B.34	The Articles of Association of Towergate Insurance Limited
Exhibit T3B.35	The Articles of Association of Towergate London Market Limited
Exhibit T3B.36	The Articles of Association of Towergate Risk Solutions Limited
Exhibit T3B.37	The Articles of Association of Towergate Underwriting Group Limited
Exhibit T3B.38	The Articles of Association of Townfrost Limited
Exhibit T3C	Form of Indenture between TIG Finco Limited and the Bank of New York for the 8.5% Fixed Rate Senior Secured Notes due 2020
Exhibit T3D	Findings of the Court*
Exhibit T3E	Scheme Document*
Exhibit T3F	Trust Indenture Act Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive (included as part of Exhibit T3C)
Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1
28

Exhibit T3H	Pre-Reorganisation diagram of subsidiary undertakings and associate companies of the Issuer

*	To be filed by amendment

**	The exhibit filed herein includes any certificates of incorporation on change of name
29

Signature

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicants, TIG Finco Limited, a private limited company organized and existing under the laws of England and Wales, TIG Midco Limited, a private limited company organized and existing under the laws of the Bailiwick of Jersey, along with Berkeley Alexander Limited, Broker Network Holdings Limited, Capital & County Insurance Brokers Limited, CCV Risk Solutions Limited, Countrywide Insurance Management Limited, Cox Lee & Co Limited, Crawford Davis Insurance Consultants Limited, Cullum Capital Ventures Limited, Eclipse Park Acquisitions Limited, Four Counties Finance Limited, Fusion Insurance Holdings Limited, Fusion Insurance Services Limited, HLI (UK) Limited, Just Insurance Brokers Limited, Managing Agents Reference Assistance Services Limited, Moffatt & Co Limited, Oyster Risk Solutions Limited, Paymentshield Group Holdings Limited, Paymentshield Holdings Limited, Paymentshield Limited, Portishead Insurance Management Limited, Protectagroup Acquisitions Limited, Protectagroup Holdings Limited, Protectagroup Limited, Richard V Wallis & Co Limited, Roundcroft Limited, T F Bell Holdings Limited, T L Risk Solutions Limited, The Broker Network Limited, The T F Bell Group Limited, Three Counties Insurance Brokers Limited, Towergate Insurance Limited, Towergate London Market Limited, Towergate Risk Solutions Limited, Towergate Underwriting Group Limited and Townfrost Limited, all private limited companies organized and existing under the laws of England and Wales, have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of London, United Kingdom, on the 5 day of March, 2015.

TIG Finco Limited and the Guarantors

Attest:	/s/ Cathy Ward	By:	/s/ Scott Egan
	Name: Cathy Ward		Name: Scott Egan
	Title: PA		Title: Director

30

EXHIBIT INDEX

Exhibit T3A.1	The Certificate of Incorporation of TIG Finco Limited
Exhibit T3A.2	The Certificate of Incorporation of TIG Midco Limited
Exhibit T3A.3	The Memorandum of Association of TIG Midco Limited as in effect on the date hereof
Exhibit T3A.4	The Certificate of Incorporation of a Private Limited Company of Berkeley Alexander Limited
Exhibit T3A.5	The Certificate of Incorporation on Re-Registration of a Public Company as a Private Company of Broker Network Holdings Limited
Exhibit T3A.6	The Certificate of Incorporation of a Public Limited Company of Broker Network Holdings Limited
Exhibit T3A.7	The Certificate of Incorporation of a Private Limited Company of Capital & County Insurance Brokers Limited
Exhibit T3A.8	Certificate of Incorporation of a Private Limited Company of CCV Risk Solutions Limited Company
Exhibit T3A.9	Certificate of Incorporation of a Private Limited Company of Countrywide Insurance Management Limited**
Exhibit T3A.10	Certificate of Incorporation of a Private Limited Company of Cox Lee & Co Limited
Exhibit T3A.11	Certificate of Incorporation of a Private Limited Company of Crawford Davis Insurance Consultants Limited**
Exhibit T3A.12	Certificate of Incorporation of a Private Limited Company of Cullum Capital Ventures Limited**
Exhibit T3A.13	Memorandum of Association of Cullum Capital Ventures Limited
Exhibit T3A.14	Certificate of Incorporation of Eclipse Park Acquisitions Limited**
Exhibit T3A.15	Certificate of Incorporation of a Private Limited Company of Four Counties Finance Limited
Exhibit T3A.16	Memorandum of Association of Four Counties Finance Limited
Exhibit T3A.17	Certificate of Incorporation of a Private Limited Company of Fusion Insurance Holdings Limited**
Exhibit T3A.18	Certificate of Incorporation of a Private Limited Company of Fusion Insurance Services Limited**
Exhibit T3A.19	Certificate of Incorporation of a Private Limited Company of HLI (UK) Limited**
Exhibit T3A.20	Memorandum of Association of HLI (UK) Limited
Exhibit T3A.21	Certificate of Incorporation of a Private Limited Company of Just Insurance Brokers Limited
31

Exhibit T3A.22	Memorandum of Association of Just Insurance Brokers Limited
Exhibit T3A.23	Certificate of Incorporation of a Private Limited Company of Managing Agents Reference Assistance Services Limited**
Exhibit T3A.24	Memorandum of Association of Managing Agents Reference Assistance Services Limited
Exhibit T3A.25	Certificate of Incorporation of Moffatt & Co Limited**
Exhibit T3A.26	Certificate of Incorporation of a Private Limited Company of Oyster Risk Solutions Limited**
Exhibit T3A.27	Memorandum of Association of Oyster Risk Solutions Limited
Exhibit T3A.28	Certificate of Incorporation of a Private Limited Company of Paymentshield Group Holdings Limited**
Exhibit T3A.29	Memorandum of Association of Paymentshield Group Holdings Limited
Exhibit T3A.30	Certificate of Incorporation of a Private Limited Company of Paymentshield Holdings Limited**
Exhibit T3A.31	Certificate of Incorporation of a Private Limited Company of Paymentshield Limited
Exhibit T3A.32	Memorandum of Association of Paymentshield Limited
Exhibit T3A.33	Certificate of Incorporation of a Private Limited Company of Portishead Insurance Management Limited**
Exhibit T3A.34	Memorandum of Association of Portishead Insurance Management Limited
Exhibit T3A.35	Certificate of Incorporation of a Private Limited Company of Protectagroup Acquisitions Limited**
Exhibit T3A.36	Certificate of Incorporation of a Private Limited Company of Protectagroup Holdings Limited**
Exhibit T3A.37	Memorandum of Association of Protectagroup Holdings Limited
Exhibit T3A.38	Certificate of Incorporation of a Private Limited Company of Protectagroup Limited**
Exhibit T3A.39	Memorandum of Association of Protectagroup Limited
Exhibit T3A.40	Certificate of Incorporation of Richard V Wallis & Co Limited**
Exhibit T3A.41	Certificate of Incorporation of a Private Limited Company of Roundcroft Limited
Exhibit T3A.42	Certificate of Incorporation of a Private Limited Company of T F Bell Holdings Limited**
Exhibit T3A.43	Memorandum of Association of T F Bell Holdings Limited
Exhibit T3A.44	Certificate of Incorporation of a Private Limited Company of The Broker Network Limited
Exhibit T3A.45	Memorandum of Association of The Broker Network Limited
32

Exhibit T3A.46	Certificate of Incorporation of a Private Limited Company of The T F Bell Group Limited**
Exhibit T3A.47	Certificate of Incorporation of Three Counties Insurance Brokers Limited**
Exhibit T3A.48	Memorandum of Association of Three Counties Insurance Brokers Limited
Exhibit T3A.49	Certificate of Incorporation of TL Risk Solutions Limited**
Exhibit T3A.50	Memorandum of Association of TL Risk Solutions Limited
Exhibit T3A.51	Certificate of Incorporation of a Private Limited Company of Towergate Insurance Limited**
Exhibit T3A.52	Certificate of Incorporation of Towergate London Market Limited**
Exhibit T3A.53	Certificate of Incorporation of a Private Limited Company of Towergate Risk Solutions Limited
Exhibit T3A.54	Certificate of Incorporation of a Private Limited Company of Towergate Underwriting Group Limited**
Exhibit T3A.55	Memorandum of Association of Towergate Underwriting Group Limited
Exhibit T3A.56	Certificate of Incorporation of a Private Limited Company of Townfrost Limited
Exhibit T3A.57	Memorandum of Association of Townfrost Limited
Exhibit T3B.1	The Articles of Association of TIG Finco Limited[3]
Exhibit T3B.2	The Articles of Association of TIG Midco Limited
Exhibit T3B.3	The Articles of Association of Berkeley Alexander Limited
Exhibit T3B.4	The Articles of Association of Broker Network Holdings Limited
Exhibit T3B.5	The Articles of Association of Capital & County Insurance Brokers Limited
Exhibit T3B.6	The Articles of Association of CCV Risk Solutions Limited Company
Exhibit T3B.7	The Articles of Association of Countrywide Insurance Management Limited
Exhibit T3B.8	The Articles of Association of Cox Lee & Co Limited
Exhibit T3B.9	The Articles of Association of Crawford Davis Insurance Consultants Limited
Exhibit T3B.10	The Articles of Association of Cullum Capital Ventures Limited
Exhibit T3B.11	The Articles of Association of Eclipse Park Acquisitions Limited
Exhibit T3B.12	The Articles of Association of Four Counties Finance Limited

3 The Issuer has adopted the United Kingdom Model Articles for Private Companies Limited by Shares attached as exhibit T3B.1 herein.

33

Exhibit T3B.13	The Articles of Association of Fusion Insurance Holdings Limited
Exhibit T3B.14	The Articles of Association of Fusion Insurance Services Limited
Exhibit T3B.15	The Articles of Association of HLI (UK) Limited
Exhibit T3B.16	The Articles of Association of Just Insurance Brokers Limited
Exhibit T3B.17	The Articles of Association of Managing Agents Reference Assistance Services Limited
Exhibit T3B.18	The Articles of Association of Moffatt & Co Limited
Exhibit T3B.19	The Articles of Association of Oyster Risk Solutions Limited
Exhibit T3B.20	The Articles of Association of Paymentshield Group Holdings Limited
Exhibit T3B.21	The Articles of Association of Paymentshield Holdings Limited
Exhibit T3B.22	The Articles of Association of Paymentshield Limited
Exhibit T3B.23	The Articles of Association of Portishead Insurance Management Limited
Exhibit T3B.24	The Articles of Association of Protectagroup Acquisitions Limited
Exhibit T3B.25	The Articles of Association of Protectagroup Holdings Limited
Exhibit T3B.26	The Articles of Association of Protectagroup Limited
Exhibit T3B.27	The Articles of Association of Richard V Wallis & Co Limited
Exhibit T3B.28	The Articles of Association of Roundcroft Limited
Exhibit T3B.29	The Articles of Association of T F Bell Holdings Limited
Exhibit T3B.30	The Articles of Association of The Broker Network Limited
Exhibit T3B.31	The Articles of Association of The T F Bell Group Limited
Exhibit T3B.32	The Articles of Association of Three Counties Insurance Brokers Limited
Exhibit T3B.33	The Articles of Association of TL Risk Solutions Limited
Exhibit T3B.34	The Articles of Association of Towergate Insurance Limited
Exhibit T3B.35	The Articles of Association of Towergate London Market Limited
Exhibit T3B.36	The Articles of Association of Towergate Risk Solutions Limited
Exhibit T3B.37	The Articles of Association of Towergate Underwriting Group Limited
Exhibit T3B.38	The Articles of Association of Townfrost Limited
Exhibit T3C	Form of Indenture between TIG Finco Limited and the Bank of New York for the 8.5% Fixed Rate Senior Secured Notes due 2020
Exhibit T3D	Findings of the Court*
34

Exhibit T3E	Scheme Document*
Exhibit T3F	Trust Indenture Act Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive (included as part of Exhibit T3C)
Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1
Exhibit T3H	Pre-Reorganisation diagram of subsidiary undertakings and associate companies of the Issuer

*	To be filed by amendment

**	The exhibit filed herein includes any certificates of incorporation on change of name
35